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SEC FILE NUMBER
00022999

CUSIP NUMBER
876287103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION
Tarragon Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

423 West 55th Street, 12th Floor

Address of Principal Executive Office (Street and Number)
New York, NY 10019

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Tarragon Corporation’s (the “Company” or the “ Registrant”) Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 could not be filed within the prescribed time period, as a result of the unexpected time needed to complete the accounting for the March 27, 2008 transaction related to the Company’s subordinated unsecured notes and the Company’s loans from affiliates as previously disclosed in the Company’s Form 8-K filing dated April 2, 2008. As a result, the Company was not able to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 without unreasonable effort or expense. The Company is working expeditiously to address these matters and presently expects to file the first quarter 2008 Form 10-Q within the 5-day extension period provided under Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Erin D. Pickens	(214)	599-2261
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report total revenue of approximately $160 to $170 million for the quarter ended March 31, 2008, compared to total revenue of $145.7 million for the quarter ended March 31, 2007. During the first quarter of 2008, the Registrant sold a rental development for $116.2 million, with gross profit of $24.8 million. Additionally, the Registrant sold two rental apartment communities and one commercial property resulting in an aggregate gain on sale (presented in discontinued operations) of $12.8 million. The effects of these sales were offset by decreased sales at the Registrant’s other developments. These decreased sales were a direct result of the continued difficulty in the homebuilding industry.

Because the accounting for the transaction related to the subordinated unsecured notes and the loans from affiliates is not complete, the Registrant cannot reasonably estimate net income or loss for the three months ended March 31, 2008.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Registrant’s current expectations, estimates, forecasts and projections about the industries in which the Registrant operates, the Registrant’s beliefs, and assumptions that the Registrant has made based on the Registrant’s current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Registrant. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and/or variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, the Registrant does not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional information regarding factors that may affect the Registrant’s financial condition and results of operations, see the information included under “Item 1A. Risk Factors” in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

Tarragon Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Erin D. Pickens

Erin D. Pickens
Executive Vice President and Chief Financial Officer

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